UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

NetSuite Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

64118Q107

(CUSIP Number)

Copies to:

Brian S. Higgins

Vice President and Associate General Counsel

Oracle Corporation

500 Oracle Parkway

Redwood City, California 94065

Telephone: (650) 506-7000

Copy to:

Keith A. Flaum

James R. Griffin

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, California 94065

Telephone: (650) 802-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 64118Q107	Page 2

1	NAMES OF REPORTING PERSONS ORACLE CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 35,291,459 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,291,459 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.4% [1]
14	TYPE OF REPORTING PERSON CO

1	The following footnote is hereby amended and restated in its entirety as follows:

An aggregate of 35,291,317 shares of NetSuite Inc. (the “Issuer”) common stock (as represented to Oracle by the Issuer and the Stockholders) are subject to Tender and Support Agreements dated July 28, 2016 (the “Tender Agreements”) entered into by (A) OC Acquisition LLC (“OC”), a subsidiary of Oracle Corporation (“Oracle”), Napa Acquisition Corporation, a subsidiary of OC, on the one hand, and (B) each of Zachary Nelson, Evan Goldberg, James McGeever, and Ronald Gill, and NetSuite Restricted Holdings LLC, an entity whose interests are beneficially owned by a trust controlled by Lawrence J. Ellison (each a “Stockholder”, discussed in Items 3 and 4 below), representing shares beneficially owned by the Stockholders. The filing of this Schedule 13D shall not be construed as an admission that Oracle is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any shares of Issuer common stock covered by the Tender Agreements. An aggregate of 142 shares of Issuer common stock are beneficially owned by an independent director of Oracle through family trusts. The filing of this Schedule 13D shall not be construed as an admission that Oracle is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any shares of Issuer common stock held by such independent director through family trusts. Based on the number of shares of Issuer common stock outstanding as of July 28, 2016 (as represented by the Issuer in the Merger Agreement discussed in Items 3 and 4), the aggregate number of shares of Issuer common stock covered by the Tender Agreements and held by the independent director through family trusts represents approximately 43.4% of the outstanding Issuer common stock.

13D

CUSIP No. 64118Q107	Page 3

1	NAMES OF REPORTING PERSONS OC ACQUISITION LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 35,291,459 [2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,291,459 [2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.4% [2]
14	TYPE OF REPORTING PERSON OO

2	The following footnote is hereby amended and restated in its entirety as follows:

An aggregate of 35,291,317 shares of NetSuite Inc. (the “Issuer”) common stock (as represented to Oracle by the Issuer and the Stockholders) are subject to Tender and Support Agreements dated July 28, 2016 (the “Tender Agreements”) entered into by (A) OC Acquisition LLC (“OC”), a subsidiary of Oracle Corporation (“Oracle”), Napa Acquisition Corporation, a subsidiary of OC, on the one hand, and (B) each of Zachary Nelson, Evan Goldberg, James McGeever, and Ronald Gill, and NetSuite Restricted Holdings LLC, an entity whose interests are beneficially owned by a trust controlled by Lawrence J. Ellison (each a “Stockholder”, discussed in Items 3 and 4 below), representing shares beneficially owned by the Stockholders. The filing of this Schedule 13D shall not be construed as an admission that OC is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any shares of Issuer common stock covered by the Tender Agreements. An aggregate of 142 shares of Issuer common stock are beneficially owned by an independent director of Oracle through family trusts. The filing of this Schedule 13D shall not be construed as an admission that OC is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any shares of Issuer common stock held by such independent director through family trusts. Based on the number of shares of Issuer common stock outstanding as of July 28, 2016 (as represented by the Issuer in the Merger Agreement discussed in Items 3 and 4), the aggregate number of shares of Issuer common stock covered by the Tender Agreements and held by the independent director through family trusts represents approximately 43.4% of the outstanding Issuer common stock.

13D

CUSIP No. 64118Q107	Page 4

1	NAMES OF REPORTING PERSONS NAPA ACQUISITION CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 35,291,459 [3]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,291,459 [3]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.4% [3]
14	TYPE OF REPORTING PERSON CO

3	The following footnote is hereby amended and restated in its entirety as follows:

An aggregate of 35,291,317 shares of NetSuite Inc. (the “Issuer”) common stock (as represented to Oracle by the Issuer and the Stockholders) are subject to Tender and Support Agreements dated July 28, 2016 (the “Tender Agreements”) entered into by (A) OC Acquisition LLC (“OC”), a subsidiary of Oracle Corporation (“Oracle”), Napa Acquisition Corporation, a subsidiary of OC (“Merger Subsidiary”), on the one hand, and (B) each of Zachary Nelson, Evan Goldberg, James McGeever, and Ronald Gill, and NetSuite Restricted Holdings LLC, an entity whose interests are beneficially owned by a trust controlled by Lawrence J. Ellison (each a “Stockholder”, discussed in Items 3 and 4 below), representing shares beneficially owned by the Stockholders. The filing of this Schedule 13D shall not be construed as an admission that Merger Subsidiary is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any shares of Issuer common stock covered by the Tender Agreements. An aggregate of 142 shares of Issuer common stock are beneficially owned by an independent director of Oracle through family trusts. The filing of this Schedule 13D shall not be construed as an admission that Merger Subsidiary is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any shares of Issuer common stock held by such independent director through family trusts. Based on the number of shares of Issuer common stock outstanding as of July 28, 2016 (as represented by the Issuer in the Merger Agreement discussed in Items 3 and 4), the aggregate number of shares of Issuer common stock covered by the Tender Agreements and held by the independent director through family trusts represents approximately 43.4% of the outstanding Issuer common stock.

EXPLANATORY NOTE

Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends the Schedule 13D filed on August 12, 2016 (the “Schedule 13D”). This Amendment No. 1 relates to the Common Stock, par value $0.01 (the “Shares”), issued by NetSuite Inc. (the “Issuer”). This Amendment No. 1 is being filed solely to: (a) amend and restate footnotes 1, 2 and 3 and make conforming changes as set forth above and (b) attach the correct Exhibit 2.2 to this Schedule 13D.

Item 7

Item 7 is hereby amended and restated in its entirety as follows:

“ 2.1	Agreement and Plan of Merger, dated as of July 28, 2016, by and among Oracle Corporation, NetSuite Inc., OC Acquisition LLC and Napa Acquisition Corporation (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Oracle Corporation with the SEC on August 1, 2016).

2.2	Forms of Tender and Support Agreement.*

99.1	Joint Filing Agreement, dated as of August 11, 2016, by and among Oracle Corporation, OC Acquisition LLC and Napa Acquisition Corporation (previously filed).

*	Filed herewith.”

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 27, 2016	ORACLE CORPORATION

/s/ Brian S. Higgins
	Name:	Brian S. Higgins
	Title:	Vice President

Date: September 27, 2016	OC ACQUISITION LLC

/s/ Brian S. Higgins
	Name:	Brian S. Higgins
	Title:	Secretary

Date: September 27, 2016	NAPA ACQUISITION CORPORATION

/s/ Brian S. Higgins
	Name:	Brian S. Higgins
	Title:	Vice President